ACNB Corporation

16 Lincoln Square

Gettysburg, Pennsylvania 17325

March 25, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Aisha Adegbuyi

Re:	Withdraw of Request for Acceleration of Effectiveness
ACNB Corporation
Registration Statement on Form S-3
File No. 333-277926

To Whom It May Concern:

ACNB Corporation (the “Company”) hereby withdraws the request for acceleration of the Company’s above-referenced Registration Statement.

Reference is made to our letter filed as correspondence via EDGAR on March 22, 2024 in which we requested acceleration.

Please contact our counsel, Erik Gerhard, Bybel Rutledge LLP at 717-731-8302 or gerhard@bybelrutledge.com, should you have any questions with respect to this request.

Yours truly,

ACNB Corporation

By:	/s/ James P. Helt
James P. Helt
President & Chief Executive Officer